3/21

05006772

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Capitaland Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4507 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/24/05

RECEIVED

2005 MAR 21 P 2:50

Embargoed for release till 5.05 pm, 7 February 2005

AR/S
12-31-04

CapitaLand

CAPITALAND LIMITED

2004 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2004 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(i) **Income Statement**

	<---- Group ----	---->		<---- Group ----	---->	
	4Q 2004 S$'000	4Q 2003 S$'000 (Restated)	% Change	FY 2004 S$'000	FY 2003 S$'000 (Restated)	% Change
Revenue	**1,225,521**	**1,137,354**	**7.8**	**3,803,502**	**3,650,852**	**4.2**
Cost of sales	(851,134)	(802,507)	6.1	(2,662,185)	(2,626,908)	1.3
Gross profit	374,387	334,847	11.8	1,141,317	1,023,944	11.5
Other operating income	90,012	54,215	66.0	346,573	236,233	46.7
Administrative expenses	(93,603)	(179,726)	(47.9)	(528,890)	(554,489)	(4.6)
Other operating expenses	(86,968)	(154,322)	(43.6)	(214,411)	(173,231)	23.8
Profit from operations	283,828	55,014	415.9	744,589	532,457	39.8
Finance costs	(81,627)	(63,212)	29.1	(272,075)	(240,767)	13.0
Share of results of:						
- associates	25,318	54,513	(53.6)	85,955	84,022	2.3
- joint ventures	16,259	(39,508)	NM	66,739	(20,167)	NM
- partnerships	4,541	(7,323)	NM	4,541	(7,318)	NM
	46,118	7,682	500.3	157,235	56,537	178.1
Profit/(loss) before taxation	248,319	(516)	NM	629,749	348,227	80.8
Taxation	(50,368)	(47,315)	6.5	(153,078)	(148,313)	3.2
Profit/(loss) after taxation	197,951	(47,831)	NM	476,671	199,914	138.4
Minority interests (MI)	(77,280)	(34,943)	121.2	(163,639)	(97,316)	68.2
Profit/(loss) after tax and MI	**120,671**	**(82,774)**	**NM**	**313,032**	**102,598**	**205.1**

NM : *Not meaningful.*

Note : *The comparative financial statements for 4Q 2003 and FY 2003 have been restated to take into account the retrospective adjustments relating to recognition policy for properties sold with continuing involvement. In addition, 4Q 2003 comparative income statement has also been adjusted to take into account the apportionment of reversal of depreciation expenses. Please see Item 4 for details.*

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	<---------- Group ---------->		
	4Q 2004 S$'000	**4Q 2003 S$'000 (Restated)**	**% Change**
Other Operating Income	**90,012**	**54,215**	**66.0**
Investment income	18,998	919	NM
Other income including interest income and portfolio gains	71,950	45,522	58.1
Foreign exchange (loss)/gain	(936)	7,774	NM
Other Operating Expenses	**(86,968)**	**(154,322)**	**(43.6)**
Impairment in value of assets (net)	(56,742)	(148,306)	(61.7)
Reduction in value of investment	(18,445)	(4,788)	285.2
Others	(11,781)	(1,228)	859.4
Administrative Expenses	**(93,603)**	**(179,726)**	**(47.9)**
Included in Administrative Expenses:-			
Depreciation and amortisation	(22,110)	(20,882)	5.9
Provision for doubtful debts and bad debts	(13,217)	(3,790)	248.7

Investment Income

4Q 2004's investment income of $19.0 million came mainly from the dividend of $18.4 million received from our investment in listed Sea View Hotel Ltd ("Seaview").

Other Income including interest income and portfolio gains

4Q 2004's other income of $72.0 million was higher than $45.5 million recorded in corresponding period last year mainly due to greater interest income, higher divestment and dilution gains, as well as higher property and management fee income from Australand Property Group ("APG").

Foreign exchange (loss)/gain

The foreign exchange loss of $0.9 million was mainly due to the revaluation of payables denominated in Swiss francs.

Other Operating Expenses

Other operating expenses in 4Q 2004 included an amount of $18.4 million as the Group has for prudence treated the further receipt of dividend from Seaview as a form of reduction in the carrying cost of investment in Seaview. Despite this, other operating expenses in 4Q 2004 at $87.0 million was lower than $154.3 million in 4Q 2003 mainly due to lower net revaluation deficits of $56.7 million for investment properties taken to profit and loss account ("P/L") vs $148.3 million in 4Q 2003. The total net revaluation deficits inclusive of Group's share of net revaluation write-back at associates and joint ventures level arising from year-end valuation of investment properties for 2004 was $41.7 million vs $161.8 million in 2003.

Administrative Expenses

Administrative expenses for 4Q 2004 were $93.6 million, about $86.1 million or 47.9% lower than 4Q 2003. This was mainly due to recognition of negative goodwill of $45.0 million to the P/L following the adoption of new and revised accounting standards (see Item 4), lower staff costs charged to the P/L from APG due to higher amount capitalised in development projects, as well as reversal of provisions for litigation claims and profit warranties. This was partially offset by higher provision of doubtful debts.

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement (cont'd)**

Taxation expense

Although operating profits were substantially higher, taxation expense provided in 4Q 2004 of $50.4 million was only marginally higher than 4Q 2003 by $3.1 million. This was due to higher non-taxable profits in Australia, non-taxable recognition of negative goodwill on acquisition, as well as lower Singapore corporate tax rate of 20% compared to 22% in 2003.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of under-provision of tax in respect of prior years included in the Group's tax charge for the 4Q 2004 is $3.4 million (4Q 2003 : under-provision of $5.8 million).

Gain on sale of investments

	$M
Sale of 2 units of apartments in Hong Kong Parkview	3.1
Sale of an investment property by APG	2.7
Sale of CapitaMall Trust units	2.1
Total Group's share of gain after tax & MI for 4Q 2004	**7.9**

1(b)(i) **Balance Sheet**

As at 31/12/2004 vs 31/12/2003

	Group 31/12/2004 S$'000	Group 31/12/2003 S$'000 (Restated)	Group % Change	Company 31/12/2004 S$'000	Company 31/12/2003 S$'000	Company % Change
Non-Current Assets						
Property, Plant & Equipment	1,379,624	1,318,015	4.7	1,433	1,487	(3.6)
Intangible Assets	64,669	36,141	78.9	-	-	-
Investment Properties	4,237,498	6,583,170	(35.6)	-	-	-
Properties Under Development	164,124	156,635	4.8	-	-	-
Interests in Subsidiaries	-	-	-	4,873,383	7,430,563	(34.4)
Interests in Associates, Joint Ventures and Partnerships	3,758,612	3,060,928	22.8	-	-	-
Other Assets	209,483	247,629	(15.4)	213	228	(6.6)
	9,814,010	**11,402,518**	**(13.9)**	**4,875,029**	**7,432,278**	**(34.4)**
Current Assets	**7,413,629**	**6,472,305**	**14.5**	**1,667,924**	**1,117,009**	**49.3**
Devt Properties for Sale	*4,062,370*	*3,876,317*	*4.8*	-	-	-
Trade & Other Receivables	*1,415,355*	*946,334*	*49.6*	*762,954*	*624,290*	*22.2*
Cash & Cash Equivalents	*1,917,722*	*1,476,486*	*29.9*	*904,970*	*492,719*	*83.7*
Other Current Assets	*18,182*	*173,168*	*(89.5)*	-	-	-
Less: Current Liabilities	**4,561,921**	**4,596,804**	**(0.8)**	**1,133,234**	**1,045,816**	**8.4**
Trade & Other Payables	*1,994,910*	*1,625,002*	*22.8*	*240,233*	*69,787*	*244.2*
Short-Term Borrowings	*2,366,023*	*2,775,297*	*(14.7)*	*893,001*	*976,029*	*(8.5)*
Other Current Liabilities	*200,988*	*196,505*	*2.3*	-	-	-
Net Current Assets	**2,851,708**	**1,875,501**	**52.1**	**534,690**	**71,193**	**651.0**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,830,835	4,855,812	(0.5)	483,554	891,560	(45.8)
Other Non-Current Liabilities	388,962	381,875	1.9	802,015	1,717,045	(53.3)
	5,219,797	**5,237,687**	**(0.3)**	**1,285,569**	**2,608,605**	**(50.7)**
	7,445,921	**8,040,332**	**(7.4)**	**4,124,150**	**4,894,866**	**(15.7)**
Representing:						
Share Capital	2,524,795	2,517,350	0.3	2,524,795	2,517,350	0.3
Reserves	2,857,699	3,547,829	(19.5)	1,599,355	2,377,516	(32.7)
Share Capital and Reserves	5,382,494	6,065,179	(11.3)	4,124,150	4,894,866	(15.7)
Minority Interests	2,063,427	1,975,153	4.5	-	-	-
	7,445,921	**8,040,332**	**(7.4)**	**4,124,150**	**4,894,866**	**(15.7)**

Note : *The comparative group balance sheet for FY 2003 has been restated to take into account the retrospective adjustments relating to recognition policy for properties sold with continuing involvement. Please see Item 4 for details.*

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

	Group As at 31/12/2004 S$'000	Group As at 31/12/2003 S$'000 (Restated)
Amount repayable in one year or less, or on demand:-		
Secured	505,865	575,902
Unsecured	1,860,158	2,199,395
Sub-Total 1	**2,366,023**	**2,775,297**
Amount repayable after one year:-		
Secured	1,906,877	1,599,557
Unsecured	2,923,958	3,256,255
Sub-Total 2	**4,830,835**	**4,855,812**
Total Debt	**7,196,858**	**7,631,109**
Less : Cash and cash equivalents	(1,917,722)	(1,476,486)
Net Debt	**5,279,136**	**6,154,623**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 31/12/2004 totalling to about $1,917.7 million included approximately $1,405.1 million in fixed deposits and approximately $167.9 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) **Consolidated Cash Flow Statement**

	Group			
	4Q 2004 S$'000	4Q 2003 S$'000 (Restated)	FY 2004 S$'000	FY 2003 S$'000 (Restated)
Cash Flows from Operating Activities				
Profit/(Loss) before taxation	**248,319**	**(516)**	**629,749**	**348,227**
Adjustments for :				
Amortisation/(Write-back) of intangible assets	3,146	(308)	4,991	(4,653)
Amortisation of leasehold investment property	403	31	527	124
Negative goodwill on acquisition	(44,974)	-	(44,974)	-
(Write-back)/Allowance for:				
- Foreseeable losses on development properties for sale	(32,823)	28,394	(32,823)	28,394
- Loan to associates, joint ventures, partnerships and investee companies	11,853	(232)	11,853	(522)
- Non-current portion of financial assets	13,923	30	40,837	(886)
Non-current employee benefits	4,448	1,657	4,606	2,909
Depreciation of property, plant and equipment	23,061	21,308	89,740	91,083
Loss/(Gain) on disposal/write-off of property, plant and equipment	3,435	765	3,860	(1,048)
Impairment of property, plant and equipment	-	-	-	853
Gain on disposal of investment properties	(9,176)	(6,601)	(108,770)	(6,139)
Write down in value of investment properties and properties under development	57,404	152,142	17,946	152,142
Gain on disposal of non-current financial assets	(1,469)	-	(1,469)	(436)
(Gain)/Loss on disposal/dilution of subsidiaries, associates and joint ventures	(9,610)	(16,647)	110,686	(67,355)
Share of results of associates, joint ventures and partnerships	(46,119)	(7,683)	(157,235)	(56,537)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of subsidiaries	-	-	-	(29,051)
Accretion of deferred income	(2,321)	(1,416)	(5,357)	(4,184)
Interest expense	81,627	64,378	272,075	240,767
Interest income	(23,758)	(18,659)	(83,913)	(72,868)
	29,050	**217,159**	**122,580**	**272,593**
Operating profit before working capital changes	**277,369**	**216,643**	**752,329**	**620,820**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(226,069)	(7,833)	(413,783)	(160,954)
Development properties for sale	44,081	(284,341)	49,641	(105,791)
Trade and other payables	307,319	403,458	40,431	461,628
Amount due from related corporations	82	544	122	455
Financial assets	18,138	49,114	143,190	11,291
	143,551	**160,942**	**(180,399)**	**206,629**
Cash generated from operations	**420,920**	**377,585**	**571,930**	**827,449**
Income tax paid	(22,171)	(11,374)	(166,199)	(114,003)
Customer deposits and other non-current payables refunded	(1,855)	744	(3,359)	(19,162)
Net Cash generated from Operating Activities	**396,894**	**366,955**	**402,372**	**694,284**

1(c) Consolidated Cash Flows Statement (cont'd)

	Group			
	4Q 2004 S$'000	4Q 2003 S$'000 (Restated)	FY 2004 S$'000	FY 2003 S$'000 (Restated)
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant & equipment	6,763	1,334	9,439	39,527
Purchase of property, plant & equipment	(19,952)	(16,259)	(49,726)	(53,130)
Increase in associates, joint ventures and partnerships	(39,220)	(20,757)	(338,597)	(368,829)
(Increase)/Decrease in amounts owing by investee companies and other non-current receivables	(7,221)	(22,139)	1,859	(30,146)
Acquisition of investment properties and property under development	(20,541)	(114,072)	(63,536)	(132,805)
Proceeds from disposal of investment properties and property under development	28,266	27,797	1,083,267	37,926
Proceeds from disposal of non-current financial assets	14,244	5,528	36,879	4,576
Dividends received from associates, joint ventures and partnerships	10,440	11,393	56,571	69,473
Acquisition of remaining interest in a subsidiary	-	(53,150)	-	(53,150)
(Acquisition)/Disposal of subsidiaries (net)	(184,973)	(134,806)	(162,395)	60,894
Interest income received	27,307	29,025	67,830	63,823
Net Cash (used in)/generated from Investing Activities	**(184,887)**	**(286,106)**	**641,591**	**(361,841)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	3,305	-	8,728	-
Repayment of loans from related corporations	(716)	(2)	(714)	(26,647)
Proceeds from/(Repayment of) loans from minority shareholders	25,081	(52,075)	41,830	(69,739)
Contribution from minority shareholders	50,061	126,748	34,256	134,425
Proceeds from sales of future receivables	9,160	(79,912)	257,643	33,509
Proceeds from term loans	296,596	608,304	416,796	907,306
Repayment of debt securities	(121,951)	(213,671)	(820,099)	(477,416)
Dividends paid to minority shareholders	(67,375)	(17,017)	(156,999)	(61,185)
Dividends paid to shareholders	-	-	(80,614)	(98,177)
Interest expense paid	(106,412)	(80,771)	(316,843)	(292,961)
Net Cash generated from /(used in) Financing Activities	**87,749**	**291,604**	**(616,016)**	**49,115**
Net increase in cash and cash equivalents	**299,756**	**372,453**	**427,947**	**381,558**
Cash and cash equivalents at beginning of the year	1,606,412	1,108,716	1,475,766	1,083,645
Effect of foreign exchange rate changes on cash balances	(1,337)	(5,403)	1,118	10,563
Cash and cash equivalents at end of the year	**1,904,831**	**1,475,766**	**1,904,831**	**1,475,766**

Note : The comparative group cashflow statements for 4Q 2003 and FY 2003 has been restated to take into account the retrospective adjustments relating to recognition policy for properties sold with continuing involvement. In addition, 4Q 2003 comparative consolidated cash flow statement has also been adjusted to take into account the apportionment of reversal of depreciation expenses. Please see Item 4 for details.

1(d)(i) Statement of Changes in Equity

As at 31/12/2004 vs 31/12/2003

	<------------------ Group							------------------>
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2003	**2,517**	**3,429**	**121**	**4**	**83**	**(23)**	**15**	**(85)**	**6,061**
Effect of change in accounting policy								(8)	**(8)**
Profit for 2003 as restated								103	**103**
Dividends paid								(98)	**(98)**
Transfer to revenue reserve			(19)					19	**-**
Net deficit on revaluation of investment properties & properties under devt.					(92)				**(92)**
Realised revaluation reserve transferred to P/L account					(14)				**(14)**
Share of assocs & jvs' net revaluation deficit					(49)				**(49)**
Revaluation deficit charged to P/L					162				**162**
Foreign currency translation Differences						37			**37**
Dilution/disposal of subsidiary and associates discontinuance of business						(7)	(28)	(2)	**(37)**
Others							1		**1**
Balance as at 31/12/2003	**2,517**	**3,429**	**102**	**4**	**90**	**7**	**(12)**	**(72)**	**6,065**
Profit for 2004								313	**313**
Effect of adopting FRS 103								27	**27**
Dividends paid								(81)	**(81)**
Issue of ordinary shares	8	2							**10**
Net deficit on revaluation of investment properties & properties under devt.					(124)				**(124)**
Realised revaluation reserve transferred to P/L account					4				**4**
Share of assocs & jvs' net revaluation surplus					30				**30**
Revaluation deficit charged to P/L					56				**56**
Capital reduction & distribution in specie		(886)							**(886)**
Dilution/disposal of subsidiaries & associates				(1)		(3)			**(4)**
Transfer to revenue reserve			(6)				12	(6)	**-**
Foreign currency translation differences						(26)			**(26)**
Others								(2)	**(2)**
Balance as at 31/12/2004	**2,525**	**2,545**	**96**	**3**	**56**	**(22)**	**-**	**179**	**5,382**

1(d)(i) **Statement of Changes in Equity (cont'd)**

As at 31/12/2004 vs 31/12/2003

	<------------------------------ Company ------------------------------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2003	**2,517**	**2,161**	**30**	^	-	-	-	**254**	**4,963**
Profit for 2003								30	**30**
Dividends paid								(98)	**(98)**
Balance as at 31/12/2003	**2,517**	**2,161**	**30**	^	-	-	-	**186**	**4,895**
Profit for 2004								188	**188**
Dividends paid								(81)	**(81)**
Issue of ordinary shares	8	2							**10**
Capital reduction & distribution in specie		(886)							**(886)**
Others								(1)	**(1)**
Balance as at 31/12/2004	**2,525**	**1,277**	**30**	^	-	-	-	**292**	**4,124**

^ *Less than $1.0 million.*

1(d)(ii) **Details of any changes in the Company's issued share capital**

Issued Share Capital

Arising from the exercises of share options granted under the CapitaLand Share Option Plan, the Company issued 2,400,367 ordinary shares of $1.00 each during 4Q 2004 and a total of 7,445,583 ordinary shares of $1.00 each for full year 2004.

Share Options

There were no share options granted during 4Q 2004. For full year 2004, a total of 3 batches of share options totalling 25,106,820 with exercise prices ranging from $1.55 to $1.745 per share were granted (adjusted exercise prices now range from $1.14 to $1.55). The options may start to be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plans rules. In addition, adjustments to unexercised share options were made to compensate for the changes in value of the options arising from the Company's capital reduction and distribution in specie of units in CapitaCommercial Trust ("CCT") to existing shareholders. Where the exercise prices could not be fully adjusted due to the constraint of the par value of $1.00, additional share options were granted. In this regard, a total of 4,596,228 additional share options was granted.

The number of share options lapsed or cancelled in 2004 was 9,880,705. As at 31/12/2004, there were 80,795,569 (31/12/2003 : 68,418,809) unissued shares under options.

Performance Shares

In 2004, conditional awards of 2,492,100 performance shares were granted to 23 executives of the Group. In addition, in view of the Company's capital reduction and distribution in specie of CCT units to existing shareholders, adjustments were made to the performance shares previously awarded to executives. In this regard, conditional awards of additional 714,600 performance shares were granted. During the year, 20,000 performance shares were cancelled.

Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 31/12/2004, there were 6,836,700 (31/12/2003 : 3,650,000) performance shares outstanding under conditional awards.

1(d)(ii) **Details of any changes in the Company's issued share capital (cont'd)**

$380 million Convertible Bonds

As at 31/12/2004, there are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 190,285,428 (31/12/2003 : 162,685,161) new ordinary shares at the adjusted conversion price of $1.9970 (31/12/2003 : $2.3358) per new ordinary share.

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

4(a) **Change of Accounting Policies**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003, except for the following:-

4(a)(i) **Adoption of new FRS 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets**

On 1 July 2004, the Council of Corporate Disclosure and Governance issued new FRS 103 Business Combinations ("FRS 103"), revised FRS 36 Impairment of Assets ("FRS 36") and revised FRS 38 Intangible Assets ("FRS 38"). Accordingly, FRS 22 Business Combinations was withdrawn. These 3 FRS are to be applied to the accounting for business combinations for annual periods beginning on or after 1 July 2004. Early adoption of the said standards is permitted. Accordingly, the Group has adopted these FRS with effect from 1 January 2004.

The impact of the Group's retained earnings and current year's net profit on adoption of these FRS are as follows:

(i) increase in retained earnings by $14,619,000 caused by transfers of negative goodwill of $26,900,000 previously recognised and net positive goodwill of $12,281,000 charged to reserve on consolidation.

(ii) increase in current year's net profit by $36,135,000 comprising:

- $30,987,000 being the Group's share of negative goodwill (Gross : $44,974,000) arising from current year's acquisition of 50% equity interest in Oriville Group SAS;
- $2,591,000 being cessation of goodwill amortisation from 1 January 2004; and
- $2,557,000 being non-recycling of previous goodwill written off to reserves on dilution of Group's interests in subsidiaries during the year.

4(a)(ii) **Revenue recognition policy for properties sold with continuing involvement**

In applying the Group's revenue recognition policy for commercial properties under development sold with an element of continuing involvement in the form of various guarantees and other financial support provided to the buyers by Australand Property Group ("APG"), a subsidiary of the Group in Australia, the Group previously recognised income over the progress of the development so long as the cost of the guaranteed yield and other financial support could be reliably estimated and adequate provisions were made in the Group's financial statements to cover the guarantee exposure through the period of property construction.

As Australian companies will be adopting the Australian equivalents of the International Financial Reporting Standards ("IFRS") with effect from 1 January 2005, APG had undertaken a review of its existing accounting policies as part of its IFRS transition project.

Having received the guidance given in AASB 18 on Revenue issued by the Australian Accounting Standards Board, and having reviewed the conditions associated with the sale of APG's commercial properties sold with an element of continuing involvement, there is now clarity for APG and in turn, the Group, to recognize revenue only when continuing significant involvement ceases as it better reflects the timing of transfer of risks and rewards of ownership to the buyers.

Following this review, the Group retrospectively applied the deferment of revenue recognition for certain commercial properties sold by APG. The impact is:

- Current year's net profit	: Increased by $3,574,000
- Previous year's net profit	: Decreased by $2,656,000
- Opening retained earnings as at 1 January 2003	: Decreased by $7,892,000
- Opening retained earnings as at 1 January 2004	: Decreased by $10,548,000

Arising from the said deferment of revenue recognition till cessation of significant involvement which will coincide with the practical completion of properties, certain balance sheet items as at 31 December 2003 have also been restated as follows:

	Restated to:	Previously reported:
- Development properties for sale	$3,823,210,000	$3,552,375,000
- Trade and other payables	$1,625,002,000	$1,361,502,000
- Term loan	$3,993,612,000	$3,910,837,000

4(b) **Adjustment to 4Q 2003 comparative numbers in connection with Ascott's reclassification of leasehold land and buildings in 2003**

Prior to 2003, The Ascott Group Limited ("Ascott"), a listed subsidiary of the Group, accounted for its leasehold land and buildings in China, Indonesia and Vietnam as "property, plant and equipment" and the properties were depreciated over the respective lease periods. In 4Q 2003, they were reclassified to "investment properties" to better reflect the economic substance of the Ascott's investment in these properties and to be aligned more closely to CapitaLand Group's accounting policy on investment properties. The reversal of full year depreciation expenses amounting to $13.1 million were put through in 4Q 2003. In our quarterly results announcements this year on the comparative 2003 numbers, we have apportioned the reversal of depreciation expenses to the various quarters of 2003 in which the depreciation expenses relate for a more meaningful comparison to 2004 on a quarter-to-quarter basis. Accordingly, for this results announcement, the comparative 4Q 2003 profits have been adjusted downwards by $9.9 million.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please see Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for full year 2004 is 2,520.3 million (2003 : 2,517.3 million).

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $2.13, the market share price of the Company as at 31/12/2004, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for full year 2004 is 2,547.2 million (2003 : 2,523.0 million).

		<------------------------ Group		------------------------>
	4Q 2004	4Q 2003 (Restated)	FY 2004	FY 2003 (Restated)
6(a) EPS based on weighted average number of ordinary shares in issue	4.8 cts	(3.3 cts)	12.4 cts	4.1 cts
6(b) EPS based on fully diluted basis	4.7 cts	(3.3 cts)	12.3 cts	4.1 cts

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	<-------- Group	-------->	<------- Company	------>
	31/12/2004	31/12/2003 (Restated)	31/12/2004	31/12/2003
NAV per ordinary share	$2.13	$2.41	$1.63	$1.94
NTA per ordinary share	$2.11	$2.39	$1.63	$1.94

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	4Q 2004 (3 mths)	4Q 2003 (3 mths) (Restated)	FY 2004 (12 mths)	FY 2003 (12 mths) (Restated)	3Q 2004 (3 mths)
Revenue	1,225.5	1,137.4	3,803.5	3,650.9	807.4
EBIT	329.9	62.7	901.8	589.0	189.0
Finance costs	(81.6)	(63.2)	(272.1)	(240.8)	(58.8)
PBT	248.3	(0.5)	629.7	348.2	130.2
PATMI	120.7	(82.8)	313.0	102.6	73.8
EBIT (excl. net gains/provns)	331.3	238.1	879.4	679.2	171.8
PATMI (excl. net gains/provns)	124.9	85.5	295.2	207.9	58.8

4Q 2004 vs 4Q 2003

The Group continued to maintain a strong performance in 4Q 2004. It achieved a profit after tax and minority interests ("PATMI") of $120.7 million for the quarter compared to a loss of $82.8 million recorded in 4Q 2003. The turnaround was the result of higher contributions from residential operations in Australia and Singapore, improved performances from both serviced residences and hotels, lower net revaluation deficits for investment properties charged to the profit and loss account ("P/L"), as well as reversal of various provisions no longer required. This also helped to offset the loss of contributions from assets divested as well as the reduced share of contributions from 7 commercial properties injected into CapitaCommercial Trust ("CCT") in May 2004 and Plaza Singapura which was sold to CapitaMall Trust ("CMT") in August 2004.

Revenue for 4Q 2004 was $1,225.5 million, about $88.2 million or 7.8% higher than 4Q 2003. The deconsolidation of revenue from the 7 properties under CCT and Plaza Singapura was offset by higher sales recorded in Australia, consolidation of Citadines' revenue which became a subsidiary on 29 October 2004, as well as improved performances from the hotels and serviced residences sectors.

Full Year 2004 vs Full Year 2003

2004 had been an exciting and fruitful year. Compared to 2003 when the Group had to overcome the negative effects of the war in Iraq and Severe Acute Respiratory Syndrome in the first half year, as well as the generally weak economy that persisted in the region, 2004 was a much brighter year with market conditions and sentiment in Singapore and the region improving.

Against this backdrop, the Group had a busy year with several strategic initiatives. These included:-

- Another successful REIT - CCT
  This transaction gave shareholders an additional investment instrument which is liquid and more tax efficient. The successful listing and management of CCT saw its unit market price increase by over 50% from its opening price of $1.00 on 11 May 2004. Shareholders also enjoyed a re-rating of CapitaLand shares.

- Increasing our presence in China and Thailand

  The Group's operations in China continued to be a strong contributor to its profits in 2004. The Group believes favourable market conditions will continue in the next few years and accordingly had acquired 4 more parcels of land in Shanghai, Beijing and Guangzhou for residential & serviced residence development. In addition, our Retail SBU ("CRTL") has entered into two separate co-operative agreements which will enable CRTL to gain access to a sizeable number of retail assets anchored respectively by Wal-Mart and Beijing Hualian Group, the latter being the fourth largest retailer in China.

  The Group also remains positive on Thailand and has embarked on a residential development in addition to our existing hotels and serviced residences operations. During the year, CapitaLand's joint venture company in Thailand, TCC Capital Land, launched its first luxury residential project, Athenee Residence. More than 50% of the 40-storey freehold condominium was booked before the launch.

- Management contracts in new markets

  The Group enlarged its geographical spread to United Arab Emirates, South Korea, Russia and French Polynesia. In 2003, Ascott secured management contracts for two serviced residences in Dubai which are expected to be operational in 2005. In addition, PREMAS set up a joint venture in 2004 to provide integrated facility management services in Dubai.

  Marking the Group's entry into the South Korean market, Ascott secured its first serviced residence management contract for 348 units in Seoul's central business district in 2004. During the same year, Raffles also secured two hotel management contracts in new markets, namely Swissôtel Krasnye Holmy in Moscow and Raffles Resort Taimana Tahaa in French Polynesia.

- Expanding fee-based income

  Several new property funds and real estate financial products were originated as well as new management contracts were secured by our hospitality arm, Raffles and The Ascott.

- Monetisation of assets

  The Group continues with its monetisation programme. This included the sale of The Ascott Singapore/Scotts Shopping Centre and 11 floors of Shinjuku Square Tower, as well as the injection of Plaza Singapura into CMT and La Park Mizue into CapitaRetail Japan Fund.

For full year 2004, the Group recorded revenue of $3,803.5 million, an increase of $152.7 million or 4.2% over 2003. Although there was deconsolidation of CCT's revenue, lower residential sales in Australia and Singapore, as well as loss of contributions due to divestments, the decreases were more than offset by the continuing robust residential sales in China, overall improvement in hotels and serviced residences operations, full year inclusion of Swissôtel Nankai Osaka's revenue compared to 4 months in 2003 and 2 months' consolidation of Citadines' revenue in 2004.

Earnings before interest and tax ("EBIT") at $901.8 million were $312.8 million or 53.1% better than 2003. Improvement was across the board in all SBUs and in all geographical regions. The increase in EBIT came from higher residential contributions, better performances from hotels and serviced residences operations, higher fee-based income, reversal of provisions no longer required, as well as lower revaluation deficits charged to the P/L. The net revaluation deficit arising from year-end valuation of investment properties charged to P/L for 2004 was $41.7 million compared to $161.8 million in 2003. Write-backs in capital values of our investment properties in Hong Kong and China helped to cushion the revaluation deficits of Singapore investment properties.

Finance costs in 2004 were $272.1 million, about $31.3 million higher than 2003. This was largely due to consolidation of Citadines' interest expenses as well as higher interest expenses from the enlarged stapled Australand Property Group which were also translated at higher amounts to S$ due to higher exchange rates compared to 2003.

Although operating profits were substantially higher in 2004 than 2003, taxation expense for 2004 at $153.1 million was only marginally higher by $4.8 million or 3.2%. This was due to higher non-taxable profits in Australia, non-taxable recognition of negative goodwill on acquisition, as well as lower Singapore corporate tax rate of 20% compared to 22% in 2003.

As a result of the factors discussed above, PATMI achieved for 2004 tripled to $313.0 million from the profits of $102.6 million recorded in 2003. The Group is pleased to report that this is the highest PATMI recorded so far in the 4 years since its formation.

The Group has also successfully maintained the strong contributions from overseas. Revenue from overseas operations for 2004 was 66.0% of Group's revenue vs 62.6% in 2003 and overseas EBIT (excluding provisions and write-backs) increased to 68.5% from 63.3% in 2003. At end 2004, overseas assets made up 49.6% of Group's total assets compared to 39.2% a year ago.

Net debt stood at $5.3 billion vs $6.2 billion a year ago as a result of repayment of borrowings largely from divestments proceeds. As such, the debt-equity ratio decreased to 0.71 at end 2004 compared to 0.77 a year ago. This was achieved despite a reduction of $886 million in the equity base which arose from the successful launch of the Group's second REIT - CCT. The distribution in specie of CCT units, dividend payment of 4 cents per share in May 2004, as well as revaluation deficits taken at year-end reduced the Group's net tangible assets per share. However, this was partially offset by the profits made in 2004. Net tangible assets per share stood at $2.11 at end 2004 compared to $2.39 a year ago.

Segment Performance

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Revenue for 4Q 2004 was $55.1 million, a decrease of 51.6% over 4Q 2003. The decrease was due to the deconsolidation of revenue from the 7 properties under CapitaCommercial Trust ("CCT") and sale of Plaza Singapura to CapitaMall Trust ("CMT") in August 2004.

EBIT for this quarter was a loss of $36.7 million as a result of revaluation deficits of investment properties charged to the profit and loss account. However, compared to the corresponding quarter in 2003, EBIT improved by 62.6% as the revaluation deficits were lower this year. Excluding the revaluation deficits, EBIT for 4Q 2004 would have been $30.4 million compared to $50.6 million in 4Q 2003. The decrease was mainly due to reduced share of contributions from CCT properties and Plaza Singapura following their injection into CCT and CMT respectively.

Comparing full year, revenue for 2004 at $342.9 million was lower than 2003 by 14.5% due largely to the deconsolidation of revenue of CCT properties and Plaza Singapura. The decreases were mitigated by revenue from the sales of Canary Riverside apartments, higher construction income (through the provision of design and construction management) from Junction 8 and One George Street projects, as well as higher retail management fee income.

Despite reduced share of contributions from properties divested into CCT and CMT, full year EBIT of $109.7 million was 51.0% higher than 2003 due to new contributions from Raffles City Shanghai which opened in November 2003, higher fee income, as well as lower revaluation deficits charged to the profit and loss account.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL's 4Q 2004 revenue of $10.2 million was $3.6 million lower than 4Q 2003 as 4Q 2003's revenue included acquisition fees of 3 suburban malls by CapitaRetail Singapore Fund. EBIT for this quarter was also lower at $5.4 million as a result of the lower revenue and lower share of profits from associates.

For full year, 2004 revenue rose 3.5% to $42.3 million on the back of an increase in assets under management. CFL currently has assets of $6 billion under management, nearly double that of $3.1 billion a year ago. EBIT of $29.8 million was boosted by higher fee revenue as well as higher share of contributions from an associate due to its divestment gain and absence of provisions.

Residential SBU: CapitaLand Residential Limited ("CRL")

4Q 2004 revenue of $865.6 million was higher by $102.3 million or 13.4% increase compared to the corresponding period last year. The increase in turnover was mainly due to higher contributions from Australia. 4Q 2004 EBIT of $316.5 million, representing an increase of $172.7 million or 120.2%, was mainly due to higher contributions from Australia, China and Singapore operations, as well as write-backs on revaluation of investment properties in Hong Kong.

In the 4th quarter, CRL launched 2 residential projects in Singapore - Varsity Park Condominium and Citylights. In China, CRL continued to release new units of La Forêt, its maiden residential project in Beijing.

FY 2004 revenue of $2,397.2 million was higher than last year by $16.3 million or 0.7%. Our China operations recorded strong revenue growth of 49%, which was mainly attributed to Summit Residences, La Cité and Oasis Riviera.

FY 2004 EBIT of $595.5 million represented a 73.8% increase over last year, arising from higher contributions across the board. China operations continued to record robust EBIT growth, in line with the increase in revenue. Australia's EBIT growth was contributed by both the development and property investment businesses.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 4Q 2004 was $82.9 million, an increase of $30.5 million or 58.1% over 4Q 2003. The increase was mainly due to the consolidation of Citadines' revenue from 29 October 2004 when it became a subsidiary. The increase in revenue was also due to better operating performance from its core serviced residence operations in Singapore and China, as well as contributions from new properties in Australia. This mitigated the loss of revenue from The Ascott Singapore and Scotts Shopping Centre following its sale in September 2004 and part of Liang Court Shopping Centre which was closed for major renovation works.

4Q 2004 EBIT of $7.3 million was 3 times higher than $2.3 million recorded in 4Q 2003 due largely to improved operating performance in Singapore and China arising from higher occupancies achieved, and Ascott's expansion in Europe.

For full year 2004, revenue achieved was $238.9 million, an increase of $38.7 million or 19.3% over 2003. The increase was mainly attributable to the serviced residence business which saw a 34% increase in revenue. The increase was due to revenue growth achieved across all regions where Ascott operates.

2004 EBIT of $73.2 million was $18.5 million or 33.9% higher than 2003. The better performances from serviced residences in Singapore and China and higher contributions from Europe are partially reduced by higher start-up losses in Australia as well as loss of contributions from retail and residential businesses due to assets divested and closure of part of Liang Court Shopping Centre.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue of $186.6 million for 4Q 2004 was $10.0 million or 5.7% higher than 4Q 2003. The growth was entirely contributed by the Hotels & Resorts segment. EBIT for 4Q 2004 was $38.1 million compared to a loss of $2.0 million in 4Q 2003 mainly due to continuing strong operating performance in 4Q 2004, an exceptional gain of $7.3 million in 4Q 2004 as compared to a $10.8 million exceptional loss in 4Q 2003 and decline in capital values of investment properties in 4Q 2003.

As a result of improved performance in all 4 quarters, revenue of $690.3 million for FY 2004 was $144.3 million or 26.4% higher than FY 2003. This was achieved through successful sales and marketing initiatives to drive revenue which positioned the Hotels SBU well to benefit from the recovery in the global lodging industry. In 2004, the SBU achieved an average revenue per available room ("RevPar") of $157, a 15.9% increase over 2003. RevPar increased across all regions, with the highest growth of 31.8% in the Asia Pacific region. This compared well against industry-wide RevPar. The increase in revenue for 2004 was also due to the consolidation of 12 months' revenue of Swissôtel Nankai Osaka compared to 4 months' revenue in 2003. In tandem with the better performance from the hotel and resort business from the successful implementation of various initiatives to grow revenue and manage costs, as well as contributions from new contracts, EBIT for 2004 was $86.1 million which was $25.9 million or 43.0% higher than 2003.

Property Services SBU: PREMAS

Comparing 4Q 2004 with 4Q 2003, revenue increased by 4.5% to $32.3 million from $30.9 million. This was mainly attributable to higher revenue from project works. Coupled with lower operating expenses recorded in this quarter, EBIT at $2.4 million improved by $0.7 million or 42.1%.

Full year 2004 revenue was $125.8 million, an increase of $2.1 million or 1.7% compared to last year as a result of higher volume of project works. The resultant impact on EBIT was an increase of $1.1 million or 13.5% to $9.1 million achieved for 2004.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current results are broadly in line with the prospect statement made when the 2004 third quarter financial results were announced.

10. **Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Commercial & Retail SBUs : CapitaLand Commercial and Integrated Development Limited ("CCID") and CapitaLand Retail Limited ("CRTL")

Following the restructuring of our commercial businesses into 2 distinct entities on 1 October 2004, the office and industrial properties portfolios are now under CapitaLand Commerical and Integrated Development Limited ("CCID") while the retail assets have been grouped under CapitaLand Retail Limited ("CRTL").

The overall market outlook for the Singapore office properties in 2005 is generally positive. Given the improving market sentiment, CCID expects its Singapore office properties to perform better than last year, and its industrial properties' performance to remain stable. In Singapore, CCID is also partnering Kerzner International and MGM Mirage to submit concept proposals for the proposed Integrated Resort project for the Sentosa Island and Marina Bayfront site respectively. Overseas, CCID has on 23 January 2005 entered into a conditional agreement to sell its 95% equity interest in an office development project in the Luwan district in Shanghai, for a gain of approximately $50 million. The gain can however be recognised only upon successful completion of the sale, expected in end 2005 or first half of 2006. In Hong Kong, AIG Tower, which will be operational from 2Q 2005, is well positioned to capitalise on the strong rebound in the office market there. In London, the Moorgate office property, being already fully let, has attracted interest from institutional buyers and the opportunity to sell our interest in this property will be actively pursued. Overall, CCID expects to be profitable in 2005.

CRTL expects occupancies and rentals for its retail properties to be resilient in 2005. Its retail assets are held mainly through CMT, which owns predominantly suburban retail malls. They are well positioned to capitalise on the growing consumer confidence and spending in Singapore. Overseas, CRTL has entered into two separate co-operative agreements on 23 December 2004 and 4 January 2005, which will enable CRTL to gain access to a sizeable number of retail assets anchored respectively by Wal-Mart and Beijing Hualian Group, the latter being the fourth largest retailer in China. At least four of these assets are expected to be operational by 2005, contributing to the earnings of CRTL. Overall, CRTL expects to be profitable in 2005.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL targets to increase its assets under management from the current $6 billion to $13 billion by 2007, mainly through accretive acquisitions as well as proactive asset enhancement programmes for its existing funds under management such as the two listed REITs (CCT and CMT) and CapitaRetail Japan Fund. Concurrently, to satisfy the increasing institutional and private appetite for investments in Asian real estate, CFL will originate new property funds and other real estate financial products, with focus on key Asian markets, such as China, Hong Kong, Japan and Malaysia. CFL expects 2005 to be more profitable than 2004.

Residential SBU: CapitaLand Residential Limited ("CRL")

The Singapore economy is expected to continue to grow and the outlook for the Singapore residential market remains positive with improved buying sentiments seen across the various market segments.

Residential sales in China are expected to remain strong, underpinned by strong economic growth and market fundamentals. CRL intends to launch 4 new projects in Shanghai, Beijing and Guangzhou in 2005.

Australia operations are expected to continue to contribute positively to Group's profitability, on the back of contributions from the investment properties and healthy market fundamentals.

Overall, CRL expects 2005 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The economic and business outlook for the global hospitality industry remains positive for 2005. Ascott is focused on growing its brands profitably. Selective strategic overseas expansion and maintaining its high level of service and product consistency across regions will be pursued. With the expanded presence in Europe through Citadines, and new properties in United Arab Emirates, South Korea, China and Malaysia to be opened in 2005, Ascott is well positioned to increase its global reach and benefit from economies of scale. Ascott will continue to assess new investments and strategically redeploy resources to achieve accretive growth.

Ascott expects profit from operations for FY 2005 to be higher than FY 2004. However, portfolio gain from sale of assets is likely to be lower than FY 2004.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

In 2005, the Hotels SBU will continue to focus on expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity to grow fee-based income and improve returns. Efforts in this area are already bearing fruit, marked by the Group's first foray into Shanghai on 11 January 2005 with a deal to manage Swissôtel Grand Shanghai, making a total of 7 new management contracts since April 2003. For its existing portfolio of hotels and resorts, the focus will continue to be to grow revenue and improve efficiency.

The Hotels SBU expects its operational performance for 2005 to be profitable.

Property Services SBU: PREMAS

PREMAS will continue to pursue accretive fee-based service business in facility management and total asset management. In this regard, it will employ a holistic total building performance methodology to enhance clients' yield on buildings and office productivity.

It will also leverage on the domain knowledge it has accumulated in Singapore and seek business opportunities in countries where it has a presence. PREMAS is expected to remain profitable in 2005.

While PREMAS continues to be a successful and profitable enterprise, the Management of CapitaLand will explore options in relation to PREMAS to enhance shareholder value.

GROUP OVERALL PROSPECTS FOR 2005

The Group's 2005 prospects are positive based on the present favourable operating conditions in the various markets that its businesses operate. In particular, the Australasia region will remain a strong contributor to the Group's overseas earnings. In 2005, the Group expects its overseas earnings to be within its medium term target of 75% of Group's earnings.

In Singapore, the outlook for the residential and commercial markets remains positive. The Urban Redevelopment Authority ("URA") confirmed that residential prices rose in 2004, after 5 years of decline. URA also reported that the prime office market saw its first full year positive demand and rising rental since 2001. The Group expects rental for its prime office space to increase because of limited supply and its retail sector to be resilient with steady occupancies and rentals.

In China, residential sales are expected to remain strong. This is underpinned by strong economic growth and market fundamentals. We will continue to release new units in La Forêt and Oasis Riviera, as well as launch 4 new projects in Shanghai, Beijing and Guangzhou. In Australia, operations are expected to continue to contribute positively to Group's earnings on the back of contributions from both the development and property investment businesses.

The real estate financial services arm has performed well. It will increase its contribution to Group's profitability as it executes its plan to double assets under management from the current $6 billion to $13 billion by 2007. The Group is of the view that its real estate domain knowledge and innovative financial solutions will allow it to be a leader in the area of real estate financial services.

The Group's hospitality arms are expected to benefit from the growth in global business and leisure travel as they focus on greater brand awareness and strategic expansion into key gateway cities.

Overall, the Group is confident that its operations will be profitable in 2005.

11. **Dividend**

11(a) **Any dividend declared for the present financial period?** Yes. Please refer to Item 16
11(b) **Any dividend declared for the previous corresponding period?** Yes
11(c) **Date payable** : To be announced at a later date
11(d) **Books closing date** : To be announced at a later date

12. **If no dividend has been declared/recommended, a statement to that effect**

Not applicable.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 4Q 2004 vs 4Q 2003

	<-------------Revenue ---------->			<--Earnings before interest & tax-->		
	4Q 2004 (3 mths)	4Q 2003 (3 mths) (Restated)	% Change	4Q 2004 (3 mths)	4Q 2003 (3 mths) (Restated)	% Change
	S$'000	S$'000		S$'000	S$'000	
Commercial	55,072	113,793	(51.6)	(36,738)	(98,222)	(62.6)
Financial	10,246	13,893	(26.3)	5,431	13,842	(60.8)
Residential	865,637	763,345	13.4	316,480	143,747	120.2
The Ascott Group	82,919	52,434	58.1	7,256	2,345	209.4
RHL Group & RCH	186,552	176,515	5.7	38,117	(2,030)	NM
Property Services Group	32,327	30,948	4.5	2,405	1,692	42.1
Others and consolidation adjms	(7,232)	(13,574)	(46.7)	(3,005)	1,322	NM
Group	**1,225,521**	**1,137,354**	**7.8**	**329,946**	**62,696**	**426.3**

13(a)(ii) By Strategic Business Units (SBUs) – FY 2004 vs FY 2003

	<-------------Revenue ---------->			<--Earnings before interest & tax-->		
	FY 2004	FY 2003 (Restated)	% Change	FY 2004	FY 2003 (Restated)	% Change
	S$'000	S'000		S$'000	S'000	
Commercial	342,907	400,895	(14.5)	109,735	72,662	51.0
Financial	42,295	40,863	3.5	29,762	18,640	59.7
Residential	2,397,179	2,380,867	0.7	595,490	342,628	73.8
The Ascott Group	238,937	200,245	19.3	73,204	54,665	33.9
RHL Group & RCH	690,293	546,020	26.4	86,122	60,215	43.0
Property Services Group	125,818	123,763	1.7	9,057	7,978	13.5
Others and consolidation adjms	(33,927)	(41,801)	(18.8)	(1,546)	32,206	NM
Group	**3,803,502**	**3,650,852**	**4.2**	**901,824**	**588,994**	**53.1**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<-------------Revenue ---------->			<- Earnings before interest & tax -> (including exceptional items)		
	FY 2004	FY 2003	%	FY 2004	FY 2003	%
	S$'000	S'000	Change	S$'000	S'000	Change
The Ascott Group	238,937	200,245	19.3	98,499	60,928	61.7
Raffles Holdings Group	527,820	420,105	25.6	84,080	80,875	4.0

13(a)(iii) **By Geographical Location – 4Q 2004 vs 4Q 2003**

	<-------------Revenue ---------->			<--Earnings before interest & tax-->		
	4Q 2004 (3 mths)	**4Q 2003 (3 mths) (Restated)**	**% Change**	**4Q 2004 (3 mths)**	**4Q 2003 (3 mths) (Restated)**	**% Change**
	S$'000	**S$'000**		**S$'000**	**S$'000**	
Singapore	294,574	421,446	(30.1)	(69,291)	(128,253)	(46.0)
Australia & New Zealand	565,611	385,646	46.7	135,522	66,709	103.2
China	199,866	191,905	4.1	95,523	120,608	(20.8)
Asia (excl. Sgp & China)	56,091	56,221	(0.2)	118,963	4,285	NM
Europe	100,688	73,796	36.4	45,963	1,597	NM
Others	8,691	8,340	4.2	3,266	(2,250)	NM
Group	**1,225,521**	**1,137,354**	**7.8**	**329,946**	**62,696**	**426.3**

13(a)(iv) **By Geographical Location – FY 2004 vs FY 2003**

	<-------------Revenue ---------->			<--Earnings before interest & tax-->		
	FY 2004	**FY 2003 (Restated)**	**% Change**	**FY 2004**	**FY 2003 (Restated)**	**% Change**
	S$'000	**S$'000**		**S$'000**	**S$'000**	
Singapore	1,294,594	1,365,536	(5.2)	176,610	111,196	58.8
Australia & New Zealand	1,411,807	1,493,147	(5.4)	251,307	179,616	39.9
China	525,660	361,910	45.2	219,514	185,119	18.6
Asia (excl. Sgp & China)	206,839	131,344	57.5	174,835	69,961	149.9
Europe	330,872	263,873	25.4	75,534	38,561	95.9
Others	33,730	35,042	(3.7)	4,024	4,541	(11.4)
Group	**3,803,502**	**3,650,852**	**4.2**	**901,824**	**588,994**	**53.1**

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to Item 8.

15. **Breakdown of Group's revenue and profit after tax for first half year and second half year**

	2004 S$'000	**2003 S$'000**	**Increase/ (Decrease) %**
(a) Revenue reported for first half year	1,770,546	1,617,543	9.5
(b) Profit after tax before deducting minority interests for first half year	180,497	161,284	11.9
(c) Revenue reported for second half year	2,032,956	2,033,309	NM
(d) Profit/(loss) after tax before deducting minority interests for second half year	296,174	38,630	666.7

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

16(a)

	Current financial year ended 31/12/2004		
Name of Dividend	**First & Final**	**Special**	**Total**
Type of Dividend	Cash	Cash	Cash
Dividend Rate	5% per ordinary share (5 cents per share)	1% per ordinary share (1 cent per share)	6% per ordinary share (6 cents per share)
Par Value of Ordinary Share	S$1.00	S$1.00	S$1.00
Tax Rate	20%	20%	20%
Total Annual Dividend after Tax (S$'000)	**100,992** (see note)	**20,198** (see note)	**121,190** (see note)

Note : The Board of Directors has recommended the above dividends for the financial year ended 31 December 2004. Payment of the said dividends is subject to the approval of shareholders at the forthcoming Annual General Meeting. The above dividend amounts are based on the number of issued shares as at 31 December 2004. The actual dividend payment can only be determined on books closure dates.

16(b)

	Previous financial year ended 31/12/2003		
Name of Dividend	**First & Final**	**Special**	**Total**
Type of Dividend	Cash	-	Cash
Dividend Rate	4% per ordinary share (4 cents per share)	-	4% per ordinary share (4 cents per share)
Par Value of Ordinary Share	S$1.00	-	S$1.00
Tax Rate	20%	-	20%
Total Annual Dividend after Tax (S$'000)	**80,614**	-	**80,614**

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
7 February 2005

CapitaLand

Embargoed for release till
5.05 pm, 7 February 2005

CapitaLand triples its PATMI to S$313 million for FY2004

Singapore, 7 February 2005 – The CapitaLand Group reported a 4.2% increase in revenue for FY2004 to S$3.80 billion. The Group posted a S$313.0 million profit after tax and minority interests (PATMI) for FY2004, tripling the S$102.6 million achieved in FY2003. All business operations, in Singapore and overseas, reported a much better performance.

Earnings before interest and tax (EBIT) at S$901.8 million were S$312.8 million, or 53.1% better than 2003. The increase in EBIT was a result of improved performance across the board, with higher contributions from residential projects, higher fee-based income, and improved performances from the hotels and serviced residences operations.

At the operating level, the Group also turned in a stellar performance. Excluding provisions and portfolio gains, the Group's 2004 operating PATMI was S$295.2 million, compared to the 2003 operating PATMI of S$207.9 million, a 42.0% increase.

FINANCIAL HIGHLIGHTS		
	FY2003 (restated) S$ million	**FY2004 S$ million**
Revenue	3,650.9	3,803.5
Earnings before interest and tax ("EBIT")	589.0	901.8
Finance cost	(240.8)	(272.1)
Profit before tax	348.2	629.7
Profit after tax and minority interests ("PATMI")	**102.6**	**313.0**

EBIT (excluding net gains/ provisions)	**679.2**	**879.4**
PATMI (excluding net gains/ provisions)	**207.9**	**295.2**

CapitaLand

Dr Richard Hu, Chairman, CapitaLand Limited, said: "I am pleased with the outstanding results for 2004. This has been achieved on the basis of performance excellence in all business areas. We have successfully built our core property and hospitality businesses in key gateway cities, extracted more value from our hospitality businesses globally, and seen steady growth in our assets under management and fee-based business. Looking ahead, the outlook is positive given the growth in real estate markets in Asia and we are well positioned to take advantage of this growth."

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "The tripling of our profits in 2004 is the fruitful realisation of our strategy to transform CapitaLand into an international property and hospitality group. Our real estate financial services arm has performed very well. With several successful projects as track record, the market is recognising our ability to generate innovative financial solutions, our real estate domain knowledge, and our industry network. Our target to have 75% of our revenue and EBIT from overseas is achievable. The Group assesses its prospects in 2005 to be better as it continues to deliver on its strategy."

Contribution from the Group's overseas operations to Group revenue in 2004 was 66.0%, against 62.6% in 2003. Overseas EBIT excluding provisions and write-backs increased to 68.5% in 2004, up from 63.3% in 2003. As at end 2004, overseas assets made up 49.6% of the Group's total assets, compared to 39.2% a year ago.

The Group's net debt at end 2004 was S$5.3 billion, a reduction of 14.2% compared to S$6.2 billion a year ago. The debt-equity ratio decreased to 0.71 at end 2004 compared to 0.77 a year ago, despite a reduction of S$886 million in the equity base that arose from the successful launch of our second REIT, CapitaCommercial Trust. In 2004, finance costs were S$272.1 million, which were S$31.3 million or 13.0% higher than S$240.8 million in 2003. Net tangible assets per share stood at S$2.11 at end 2004, compared to S$2.39 a year ago.

CapitaLand

Some of the strategic initiatives in 2004 and for the year are:

- Launch another REIT – CapitaCommercial Trust (CCT)

  The CCT transaction gave shareholders an additional investment instrument which is liquid. The successful listing and management of CCT saw its unit price increase by over 50% from its opening price of S$1.00 in May 2004.

- Deepen operations in established markets and create new markets

  China and Australia continued to be significant profit drivers. The Group remains positive on Thailand with the successful debut of its first residential project. In 2004, the Group deepened its operations in these markets. The hospitality businesses also established a presence in new markets such as the United Arab Emirates and South Korea.

- Increase fee-based income

  The Group's hospitality businesses secured additional management contracts, and its real estate financial services arm doubled the assets under management to S$6 billion.

- Continue monetisation programme

  In 2004, The Ascott Singapore/ Scotts Shopping Centre and 11 floors of Shinjuku Square Tower were sold, and Plaza Singapura was injected into CapitaMall Trust, while La Park Mizue in Japan was injected into the CapitaRetail Japan Fund.

operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

Issued by CapitaLand Limited *(Co. Regn. No. 198900036N)*

For more information, please contact:

Harold Woo	Basskaran Nair
Head, Investor Relations	SVP, Communications
Tel: 68233 210	Tel: 68233 554

For the full FY2004 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com